EXHIBIT 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Years Ended November 30,
	2015		2014		2013		2012	2011
Earnings
Income (loss) from operations before income taxes	$127,043		$94,949		$38,363		$(79,053)	$(181,168)
Add:
Interest incurred	186,885		171,541		149,101		132,657	112,037
Amortization of premiums and discounts related to debt	7,738		7,124		5,347		3,016	2,150
Portion of rent expense considered to be interest	4,524		3,917		3,204		3,096	3,517
Amortization of previously capitalized interest	143,255		90,804		87,414		78,630	79,338
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	11,512		(1,063)		2,882		1,519	45,256
Deduct:
Interest capitalized	(165,029)		(140,791)		(86,411)		(62,853)	(62,833)
Income (loss) as adjusted	$315,928		$226,481		$199,900		$77,012	$(1,703)

Fixed charges
Interest incurred	$186,885		$171,541		$149,101		$132,657	$112,037
Amortization of premiums and discounts related to debt	7,738		7,124		5,347		3,016	2,150
Portion of rent expense considered to be interest	4,524		3,917		3,204		3,096	3,517
Total fixed charges	$199,147		$182,582		$157,652		$138,769	$117,704

Ratio of earnings to fixed charges	1.59	x	1.24	x	1.27	x	—	—

Coverage deficiency (a)	$—		$—		$—		$(61,757)	$(119,407)

The ratios of earnings to fixed charges are computed on a consolidated basis.

(a)	Earnings for the years ended November 30, 2012 and 2011 were insufficient to cover fixed charges for the period by $61.8 million and $119.4 million, respectively.